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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-15000

Issuer:	Infineon Technologies AG
Exchange:	New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Address: Telephone:	Am Campeon 1-12, D-85579 Neubiberg, Federal Republic of Germany +49-89-234-0

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
American Depositary Shares (each representing one ordinary share)

(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
☐    17 CFR 240.12d2-2(a)(1)
☐    17 CFR 240.12d2-2(a)(2)
☐    17 CFR 240.12d2-2(a)(3)
☐    17 CFR 240.12d2-2(a)(4)
☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange[1]

☑	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, Infineon Technologies AG (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

April 14, 2009	By	/s/ Peter Bauer	Member of the Management Board and Chief Executive Officer
Date		Name	Title

April 14, 2009	By	/s/ Michael von Eickstedt	General Counsel and Corporate Vice President
Date		Name	Title

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.